Exhibit 23.3

CONSENT OF INDEPENDENT AUDITORS

We consent to the reference to our firm under the caption “Experts” in the Registration Statement (Form S-3) and related Prospectus of Memorial Production Partners LP, dated June 19, 2013, for the registration of 12,422,206 Common Units, and to the incorporation by reference therein of our report dated June 17, 2011, with respect to the statements of revenues and direct operating expenses of the oil and gas properties acquired by BlueStone Natural Resources, LLC from BP America Production Company, included in Memorial Production Partners LP’s Current Report on Form 8-K dated March 5, 2013, filed with the Securities and Exchange Commission.

/s/ Ernst & Young LLP

Houston, Texas

June 19, 2013